

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 8, 2009

David A. Rapaport, Esq.
General Counsel
333 Sandy Springs Circle, Suite 223
Atlanta, GA 30328

      Re: MK Arizona Corp.
               Amendment No. 5 to Registration Statement on Form S-4
               Filed April 30, 2009
               File No. 333-153492

Dear Mr. Rapaport:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 1; however, it continues to appear that you have not yet filed a complete registration statement. We note for example the blanks on page 91, the exhibit to be filed as mentioned in your response 26, and the exhibit in your exhibit index marked as "to be filed by amendment." We may have further comment after you file a complete registration statement.

Summary Material Terms of the Transaction, page 1

2.   Refer to your response to prior comment 6. The dollar amount that shareholders will receive upon conversion should be stated in terms of the minimum amount that is assured to be paid upon conversion. Disclosure may be included, if true,

that there is a possibility of an additional payment; your document should clearly describe conditions precedent to the additional payment, the amount of the additional payment and the timing of the payment. Please revise your disclosure accordingly throughout your document where you quantify the amount to be paid to shareholders who convert their Class B shares.

Conversion Procedures, page 75

3.   We note your responses to prior comments 8 and 20.

- Your disclosure on page 77 indicates that shareholders who voted by phone may elect to revoke their proxy and change their vote by phone. However, that disclosure does not appear to indicate whether stockholders who voted by internet may similarly revoke their proxy and change their vote. Please clarify.
- Clarify what occurs if a shareholder votes by phone or internet and then submits a proxy card, or if a shareholder submits a proxy card and then votes by phone or internet.
- Clarify whether a shareholder who votes by internet may change their vote by phone, and *vice versa*.
- Please reconcile your disclosure in response to the above three bullet points with your disclosure on page 13.

Background of the Business Combination, page 75

4.   Regarding your response to prior comment 10:

- Please include a summary of the materials that SPAC Investments provided to Middle Kingdom, including the bases for and methods of SPAC Investments arriving at its recommendation regarding the structure of the transaction. Refer to Item 1015(b)(6) of Regulation M-A;
- Please furnish as exhibits to this registration statement the materials provided by SPAC Investments. See Item 21(c) of Form S-4; and
- Please tell us the reason for your reference to a Form 8-K on page 81. Is this reference intended to incorporate the presentation into this prospectus? If so, please tell us the authority on which you rely for such incorporation by reference.

China is experiencing accelerating . . ., page 88

5.   We note your deletion in response to prior comment 11. It is unclear whether you are now intending to represent that board did not consider the deleted fact. Also, given the deletion, it is unclear how shareholders can evaluate the significance of

your disclosure regarding an increase – from a now undisclosed amount – to 326 million units. Please revise consistent with prior comment 11 or advise.

Cayman Islands Taxation, page 110

6.   Please file as an exhibit to your registration statement an opinion addressing the Cayman Islands tax consequences of the transaction.

Industry Background, page 149

7.   We note your revisions in response to prior comments 17 and 18. If you do not believe that the historic growth that you disclose continues to represent the condition of the industry, please provide appropriate disclosure to balance the information in this section.

Recent Developments, page 160

8.   Regarding your response to prior comment 20:

- We note your references to a plan to file and distribute a prospectus supplement. We are not making any determination at this time regarding whether your plan is appropriate under the federal securities laws. When the information for the supplement is complete, you should evaluate whether your plans are adequate, including whether resolicitation of proxies or additional time for shareholders to vote is necessary.
- With a view toward disclosure, please tell us the reasons for the deletions that Pypo's financial performance "will likely result in the impairment of goodwill and other intangible assets."

Seasonality, page 167

9.   In an appropriate section of your document, please disclose the substance of paragraph (b) of your response to prior comment 19.

Compensation Discussion and Analysis, page 195

10.   Please describe how the amounts of Mr. Leong's salary and bonus were determined. In this regard, it is unclear what Pypo paid its prior chief financial officer; see Regulation S-K Compliance and Disclosure Interpretation 217.12.

Security Ownership of the Combined Company . . ., page 216

11.   Regarding your response to prior comment 25:

  • The first sentence of that response indicates that you have included in the table for Mr. Zhang the number of shares of the combined company that is attributed to him due to Ms. Gong's interest in Style. However, the columns in the table for Mr. Zhang are blank. Please revise or advise.
  • Show us the calculations underlying your conclusions as to the number of shares you attributed to the other affiliates included in your table. In this regard, we note that the second sentence of note 4 states that Style and GM Investment "share" voting and investment power with respect to the shares held by Capital Ally. The sentences that follow indicate that Style and GM Investment each "controls" a portion of the shares held by those entities.
  • From your disclosure on page 214, it appears Mr. Kwong continues to be involved with ARCH; however, the columns in the table for him are blank. Please revise or advise.
  • Please update the row in the table reflecting the securities beneficially owed by "All directors and officers as a group."

Shares Eligible For Future Sale, page 224

12.   Regarding your response to prior comment 27:

  • Please reconcile your response to the second bullet point with your reference in the third bullet point of the disclosure to a period of one year from the date of effectiveness of the registration statement.
  • Please expand your response to the third bullet point to address Securities Act Rules Compliance and Disclosure Interpretation 528.04 and to tell us why you believe Rule 144(i) is not also applicable.
  • Please tell us why you believe that securities acquired by affiliates upon exercise of the warrants for cash would not be subject to the resale restrictions of Rule 144 as you mention in the last sentence of the second bullet point of your disclosure.
  • Please tell us why you believe that the securities to be acquired by the underwriters upon exercise of the warrants for cash would be considered acquired at the time of Middle Kingdom's IPO as appears to be implied by your last bullet point in this section.
  • Please tell us how you addressed the fifth bullet point of the comment.

Legal Matters, page 227

13.   Form the last sentence of this section, it appears that you intend to retain the "form of" opinions as exhibits. Before this registration statement is effective, you must file final, signed and dated opinions.

Item 21. Exhibits and Financial Statement Schedules, page II-2

14.   We note your response to prior comment 29. Because the instructions you propose to provide the trustee appear to irrevocably instruct it to retain the trust funds for 90 days rather than irrevocably instructing it to distribute the funds held in trust to those shareholders who converted their shares, we reissue that comment. Also, please tell us how Exhibit B to your response letter addresses the second distribution mentioned in your response 6 and how it addresses converted shares that have not yet been delivered for conversion.

Exhibit 8.2

15.   Because the exhibit defines "the Company" as Pypo Digital Company Limited, it appears that you have not filed an exhibit regarding disclosed tax matters related to the registrant and its shareholders. We note for example the statements at the top of page 6 of the exhibit regarding the taxation of dividends and gains from transfer of shares of "the Company." Please file an opinion regarding the disclosed tax matters as required by Regulation S-K Item 601(b)(8).

16.   We note your response to the second bullet point of prior comment 36; however, it remains unclear why is necessary and appropriate to assume the authority of all parties other than the "PRC Subsidiary." In this regard, please tell us:

        •   which documents that are relevant to the opinion required by Regulation S-K Item 601(b)(8) are the subject of this assumption;
        •   whether the assumption relates to the authority of any person that is a party to merger agreement or its subsidiaries; and
        •   why the assumption is necessary and appropriate. See Rule 436(f).

17.   Please tell us why the lead-in clause to the numbered paragraphs on page 3 contains the exception regarding statements in "the SEA" and the Registration Statement. Please tell us where the disclosure in those documents differs from the statements in the opinion and how you believe you have filed a complete opinion if there are such differing statements in those documents.

18.   Please tell us why the opinion is merely "based on [counsel's] review of the Documents." It is unclear whether the opinion has considered all relevant facts and law to provide the opinion required by Regulation S-K Item 601(b)(8).

David A. Rapaport, Esq.
MK Arizona Corp.
May 8, 2009
Page 6

19.   Please note that the opinion that you file to satisfy your obligations under
        Regulation S-K Item 601(b)(8) should not assume facts that are readily
        ascertainable. For example, it is unclear why the facts assumed in paragraph ii on
        page 2 of the exhibit are not readily ascertainable. Could an officer's certificate
        readily verify these facts?

                                    * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        You may contact at Andri Boerman at (202) 551-3645 or Jay Webb, Reviewing
Accountant, at (202) 551-3603 if you have questions regarding comments on the
financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-
3641 or me at (202) 551-3617 with any other questions.

                                            Sincerely,

                                            Russell Mancuso
                                            Branch Chief

cc (via fax): Ralph V. De Martino, Esq.—Cozen O'Connor
               Cavas Pavri, Esq.—Cozen O'Connor